WOODSIDE

04 FEB 24 AM 7:21

10 February 2004

04010081

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- WA-191-P (Bounty-2), lodged with the Australian Stock Exchange on 10 February 2004.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
FEB 25 2004
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

dlw 2/25

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 10 FEBRUARY 2004
10:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-191-P
BOUNTY-2

Woodside Petroleum Ltd., a participant in the WA-191-P Joint Venture, located in the Carnarvon Basin, reports that on 10 February 2004 the Bounty-2 near field exploration well was retrieving a stuck wireline logging tool.

Since the last report, 8½ inch hole was drilled from 2,950 metres to a total depth of 3,811 metres, and the wireline logging program commenced.

Preliminary wireline log analysis indicates the presence of two modest oil columns in the Angel Formation, the significance of which is being further investigated.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-191-P is 8.2%. Other participants are Santos Ltd. (Operator, 33.3977%), Kufpec Australia Pty. Ltd. (33.4023%) and Nippon Oil Exploration (Dampier) Ltd. (25.0%).

KAREN LANGE
Company Secretary